FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 9, 2012;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2012; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2012.

August 9, 2012

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR SECOND QUARTER 2012

AND RENEWS NORMAL COURSE ISSUER BID

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the second quarter of 2012. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

Second quarter 2012 highlights

➢	Revenues: $1.09 billion, up $33.0 million (3.1%) from the second quarter of 2011.

➢	Operating income:[1] down $0.7 million (-0.2%) to $357.8 million.

➢	Net income attributable to shareholders: $67.0 million ($1.05 per basic share), up $11.8 million ($0.19 per basic share) from $55.2 million ($0.86 per basic share) in the second quarter of 2011.

➢	Adjusted income from continuing operations:[2] $48.7 million ($0.77 per basic share), down $11.3 million ($0.16 per basic share) from $60.0 million ($0.93 per basic share) in the second quarter of 2011.

➢	Revenue increases for all the core services of Videotron Ltd. (“Videotron”): Internet access ($20.4 million or 11.9%), cable television ($15.4 million or 6.1%), mobile telephony service ($14.8 million or 56.9%), and cable telephony service ($4.9 million or 4.5%).

➢	Telecommunications segment’s operating income: up $27.5 million (10.0%).

“Quebecor’s revenues rose by 3.1% in the second quarter of 2012, mainly because of sustained growth in Videotron’s sales,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Our second quarter results were marked by the Telecommunications segment’s excellent results while our News Media segment’s results declined from the same period of 2011, mainly because of significant investments in, among other things, the distribution network and the publishing of community newspapers. However, the newspaper publishing and printing operations posted the highest operating margins, expressed as a percentage of revenues, of all the major industry players in the second quarter of 2012. We also made major investments in expanding the specialty services of TVA Group Inc. (“TVA Group”), so that their financial performance will no longer be entirely dependent on the conventional television network’s results.

“Videotron continued to grow despite the fiercely competitive environment. The mobile telephony service attracted new customers and generated additional revenue streams. We continued our business strategy, which is based on bundling services into attractive packages, coupled with superior product quality and outstanding customer service. Revenues from Videotron’s core services were all up significantly, boosting the Telecommunications segment’s operating income by $27.5 million, a 10.0% increase from the same quarter of 2011. Videotron also posted a net increase of 31,100 revenue generating units3 during the second quarter of 2012. The illico TV new generation service was rolled out across all of Videotron’s service area during the quarter and more than six million Quebecers now have access to the new cable television service, which is distinguished by its user-friendliness and superior interfaces. Videotron also launched Ultimate Speed Internet 200, an Internet access service that sets a new standard for speed.

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	Revenue generating units are the sum of cable television, cable and wireless Internet access, and cable telephony service subscriptions, plus subscriber connections to the mobile telephony service.

“The News Media segment was busy during the second quarter of 2012, acquiring Pub Extra magazine and the weekly L’Impact de Drummondville, and launching L’Écho de Victoriaville. Quebecor Media’s Québec community newspapers network now has a combined weekly circulation of over 2.5 million copies.

“To offer its customers expanded media exposure and broaden its convergence strategy, Quebecor Media has entered an entirely new media platform. Quebecor Media was chosen through a call for tenders to install, maintain and advertise on Société de transport de Montréal (STM) bus shelters for the next 20 years. For us, this is a promising move into a line of business that is experiencing significant technological change.

“In the field of electronic media, Quebecor Media announced a partnership with ReadBooks SAS, a Franco-Québec company specializing in ebooks. The partnership will support the development of new software for Archambault Group Inc. (“Archambault Group”) and Librairie Paragraphe Bookstore that will allow them to increase their offerings and enhance their customers’ reading experience.

“Finally, on another front, Quebecor Media welcomed with great satisfaction the Québec Superior Court judgements of July 23, 2012 ordering Bell TV (formerly Bell ExpressVu) to compensate Videotron and TVA Group. The court found that Bell TV committed serious misconduct by not taking the appropriate measures at the opportune time to prevent the illegal decoding of its satellite television signals, even though it knew the extent of the piracy of its system and had the required technology at its disposal to end it. We were glad to see Superior Court rule against Bell for resorting to illegal means that weaken its competitors and for having failed to meet its obligations to protect rather than undermine the integrity of the Québec and Canadian broadcasting industry.

“In the first half of 2012, Quebecor actively pursued its customer, product and business development strategies, combined with vigorous operating cost-control initiatives, in order to achieve its long-term growth and profitability targets.”

Table 1

Quebecor second quarter financial highlights, 2008 to 2012

(in millions of Canadian dollars, except per share data)

	2012[1]	2011[1]	2010[1]	2009[2]	2008[2]
Revenues	$1,086.4	$1,053.4	$994.0	$946.4	$949.9
Operating income[3]	357.8	358.5	351.9	315.9	276.9
Net income attributable to shareholders	67.0	55.2	60.8	76.8	57.5
Adjusted income from continuing operations[4]	48.7	60.0	62.9	56.3	41.5
Per basic share:
Net income attributable to shareholders	1.05	0.86	0.95	1.19	0.90
Adjusted income from continuing operations[4]	0.77	0.93	0.98	0.88	0.61

[1]	Financial figures for the second quarters of years 2010 to 2012 are presented in accordance with International Financial Reporting Standards (“IFRS”).
[2]	Financial figures for the second quarters of years 2008 and 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).
[3]	See “Operating income” under “Definitions.”
[4]	See “Adjusted income from continuing operations” under “Definitions.”

2012/2011 second quarter comparison

➢	Revenues: $1.09 billion, an increase of $33.0 million (3.1%).

•	Revenues increased in Telecommunications ($50.7 million or 8.4% of segment revenues) and Interactive Technologies and Communications ($11.2 million or 39.7%).

•	Revenues decreased in News Media ($12.7 million or -4.7%), Leisure and Entertainment ($8.6 million or -12.0%) and Broadcasting ($2.1 million or -1.8%).

➢	Operating income: $357.8 million, a decrease of $0.7 million (-0.2%).

•

Operating income decreased in News Media ($9.3 million or -20.4% of segment operating income), Leisure and Entertainment ($7.4 million), Broadcasting ($2.6 million or -11.7%), and Head Office ($10.6 million). The decrease at Head Office was caused mainly by the unfavourable variation in the fair value of stock options, as well as higher operating expenses, including the donations and sponsorships expense.

•	Operating income increased in Telecommunications ($27.5 million or 10.0%) and Interactive Technologies and Communications ($1.7 million or 130.8%).

•

The change in the fair value of Quebecor Media stock options resulted in a $5.0 million unfavourable variance in the stock-based compensation charge in the second quarter of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $7.8 million unfavourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2012.

➢	Net income attributable to shareholders: $67.0 million ($1.05 per basic share) compared with $55.2 million ($0.86 per basic share) in the second quarter of 2011, an increase of $11.8 million ($0.19 per basic share).

•	The increase was due mainly to:

•	$45.9 million favourable variance in gain on valuation and translation of financial instruments;

•	$18.6 million favourable variance in charge for restructuring of operations, impairment of assets and other special items.

Offset by:

•	$22.7 million increase in amortization charge.

➢	Adjusted income from continuing operations: $48.7 million in the second quarter of 2012 ($0.77 per basic share) compared with $60.0 million ($0.93 per basic share) in the same period of 2011, a decrease of $11.3 million ($0.16 per basic share).

2012/2011 year-to-date comparison

➢	Revenues: $2.15 billion, an increase of $106.5 million (5.2%).

•	Revenues increased in Telecommunications ($113.3 million or 9.6% of segment revenues), Interactive Technologies and Communications ($21.0 million or 38.2%) and Broadcasting ($8.6 million or 3.8%).

•	Revenues decreased in News Media ($19.7 million or -3.9%) and Leisure and Entertainment ($2.9 million or -2.2%).

➢	Operating income: $680.0 million, an increase of $27.2 million (4.2%).

•	Operating income increased in Telecommunications ($76.0 million or 14.4% of segment operating income) and Interactive Technologies and Communications ($3.8 million or 172.7%).

•

Operating income decreased in News Media ($21.0 million or -28.4%), Broadcasting ($13.0 million or -48.3%), Leisure and Entertainment ($8.3 million), and Head Office ($10.3 million). The decrease at Head Office was caused mainly by the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $9.7 million unfavourable variance in the stock-based compensation charge in the first half of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $14.3 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2012.

➢	Net income attributable to shareholders: $139.9 million ($2.20 per basic share) compared with $89.5 million ($1.39 per basic share) in the first half of 2011, an increase of $50.4 million ($0.81 per basic share).

•	The increase was due mainly to:

•	$117.3 million favourable variance in gain on valuation and translation of financial instruments;

•	$27.2 million increase in operating income;

•	$27.0 million favourable variance in charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$43.2 million increase in amortization charge;

•	$14.5 million goodwill impairment charge recognized in the first half of 2012.

➢	Adjusted income from continuing operations: $88.0 million in the first half of 2012 ($1.39 per basic share) compared with $95.9 million ($1.49 per basic share) in the same period of 2011, a decrease of $7.9 million ($0.10 per basic share).

Dividends

On August 8, 2012, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares (“Class A shares”) and Class B Subordinate Voting Shares (“Class B shares”) payable on September 18, 2012 to shareholders of record at the close of business on August 24, 2012. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

The Board of Directors of Quebecor has authorized a normal course issuer bid for a maximum of 980,357 Class A shares, representing approximately 5% of the issued and outstanding Class A shares, and for a maximum of 4,351,276 Class B shares, representing approximately 10% of the public float for the Class B shares as of July 31, 2012.

The purchases will be made from August 13, 2012 to August 12, 2013, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange and will be made in accordance with the requirements of said Exchange. All shares purchased will be cancelled. As of July 31, 2012, 19,607,151 Class A Shares and 43,725,831 Class Bshares were issued and outstanding.

The average daily trading volume of the Class A shares and the Class B shares of the Corporation from February 1, 2012 to July 31, 2012 has been 979 Class A shares and 110,324 Class B shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A shares and of 27,581 Class B shares during the same trading day pursuant to its normal course issued bid.

The Corporation believes that the repurchase of these shares, pursuant to this normal course issuer bid, is in the best interest of the Corporation and its shareholders.

Within the past twelve months, the Corporation has not repurchased any outstanding Class A shares and has repurchased 1,121,500 Class B Shares at a volume weighted average price of $33.2596 per share.

Shareholders may obtain a copy of the Notice filed with the Toronto Stock Exchange, without charge, by contacting the Secretary’s office of the Corporation at (514) 380-1994.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2012 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2012 results on August 9, 2012, at 11 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 58308#. A tape recording of the call will be available from August 9 to November 9, 2012 by dialling 1 877 293-8133, conference number 801836#, access code for participants 58308#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2011.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 9, 2012, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony, and mobile telephony. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English- and French-language Internet properties in Canada. In the broadcasting sector, Quebecor Media Inc. operates, through TVA Group Inc., the number one French-language general-interest television network in Québec, a number of specialty channels and the SUN News English-language channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (TVA Publishing Inc.), video game development (BlooBuzz Studios Holding, L.P.), book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc. and TVA Films), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron ltée), the printing and distribution of regional newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.), news content production and distribution (QMI Agency), multiplatform advertising solutions (QMI Sales), and the publishing of printed and online directories, through Quebecor MediaPagestm.

Information:

Jean-François Pruneau	J. Serge Sasseville
Chief Financial Officer	Senior Vice President, Corporate and Institutional Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	serge.sasseville@quebecor.com
514 380-4144	514 380-1864

DEFINITIONS

Operating income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing, and income tax. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income to net income, as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Operating income (loss):
Telecommunications	$301.7	$274.2	$604.7	$528.7
News Media	36.4	45.7	53.0	74.0
Broadcasting	19.7	22.3	13.9	26.9
Leisure and Entertainment	(1.1)	6.3	(0.8)	7.5
Interactive Technologies and Communications	3.0	1.3	6.0	2.2
Head Office	(1.9)	8.7	3.2	13.5

	357.8	358.5	680.0	652.8
Amortization	(144.2)	(121.5)	(286.2)	(243.0)
Financial expenses	(79.1)	(80.4)	(162.3)	(161.8)
Gain (loss) on valuation and translation of financial instruments	41.9	(4.0)	123.8	6.5
Restructuring of operations, impairment of assets and other special items	12.0	(6.6)	10.9	(16.1)
Impairment of goodwill	—	—	(14.5)	—
Loss on debt refinancing	—	—	(7.3)	(9.3)
Income taxes	(52.0)	(40.0)	(91.8)	(59.8)

Net income	$136.4	$106.0	$252.6	$169.3

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and loss on debt refinancing, net of income tax and net income attributable to non-controlling interests. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Adjusted income from continuing operations	$48.7	$60.0	$88.0	$95.9
Gain (loss) on valuation and translation of financial instruments	41.9	(4.0)	123.8	6.5
Restructuring of operations, impairment of assets and other special items	12.0	(6.6)	10.9	(16.1)
Impairment of goodwill	—	—	(14.5)	—
Loss on debt refinancing	—	—	(7.3)	(9.3)
Income taxes related to adjustments[1]	(13.2)	1.7	(26.5)	6.1
Net income attributable to non-controlling interest related to adjustments	(22.4)	4.1	(34.5)	6.4

Net income attributable to shareholders	$67.0	$55.2	$139.9	$89.5

1	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

Average monthly revenue per user (“ARPU”) is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephony and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephony and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended June 30		Six months ended June 30
(unaudited)	2012	2011	2012	2011
Revenues
Telecommunications	$651.8	$601.1	$1,297.6	$1,184.3
News Media	254.8	267.5	487.9	507.6
Broadcasting	115.4	117.5	233.2	224.6
Leisure and Entertainment	62.9	71.5	130.0	132.9
Interactive Technologies and Communications	39.4	28.2	76.0	55.0
Inter-segment	(37.9)	(32.4)	(74.3)	(60.5)

	1,086.4	1,053.4	2,150.4	2,043.9
Cost of sales, selling and administrative expenses	728.6	694.9	1,470.4	1,391.1
Amortization	144.2	121.5	286.2	243.0
Financial expenses	79.1	80.4	162.3	161.8
(Gain) loss on valuation and translation of financial instruments	(41.9)	4.0	(123.8)	(6.5)
Restructuring of operations, impairment of assets and other special items	(12.0)	6.6	(10.9)	16.1
Impairment of goodwill	—	—	14.5	—
Loss on debt refinancing	—	—	7.3	9.3

Income before income taxes	188.4	146.0	344.4	229.1
Income taxes:
Current	20.3	(5.5)	25.8	(5.1)
Deferred	31.7	45.5	66.0	64.9

	52.0	40.0	91.8	59.8

Net income	$136.4	$106.0	$252.6	$169.3

Net income attributable to:
Shareholders	$67.0	$55.2	$139.9	$89.5
Non-controlling interests	69.4	50.8	112.7	79.8

Earnings per share attributable to shareholders
Basic	$1.05	$0.86	$2.20	$1.39
Diluted	1.05	0.85	2.19	1.37

Weighted average number of shares outstanding (in millions)	63.5	64.3	63.5	64.3
Weighted average number of diluted shares (in millions)	63.6	65.0	63.6	65.0

1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2012	2011	2012	2011
Net income	$136.4	$106.0	$252.6	$169.3

Other comprehensive income (loss) :
(Loss) gain on translation of net investments in foreign operations	(0.4)	0.3	(0.8)	0.8
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	6.5	(6.8)	25.4	(6.0)
Deferred income taxes	(3.2)	0.7	(0.9)	2.9
Defined benefit plans:
Net change in asset limit or in minimum funding liability	—	(0.1)	—	(0.2)
Deferred income taxes	—	0.1	—	0.1
Reclassification to income:
Other comprehensive income related to cash flow hedges	—	—	(3.3)	—
Deferred income taxes	—	—	(1.2)	—

	2.9	(5.8)	19.2	(2.4)

Comprehensive income	$139.3	$100.2	$271.8	$166.9

Attributable to:
Shareholders	$68.6	$51.8	$150.4	$88.0
Non-controlling interests	70.7	48.4	121.4	78.9

2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2012	2011	2012	2011

Net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing and income taxes

Telecommunications	$301.7	$274.2	$604.7	$528.7
News Media	36.4	45.7	53.0	74.0
Broadcasting	19.7	22.3	13.9	26.9
Leisure and Entertainment	(1.1)	6.3	(0.8)	7.5
Interactive Technologies and Communications	3.0	1.3	6.0	2.2
Head Office	(1.9)	8.7	3.2	13.5

	$357.8	$358.5	$680.0	$652.8

Amortization
Telecommunications	$119.3	$99.6	$236.7	$199.9
News Media	14.7	13.8	29.2	26.8
Broadcasting	5.3	4.3	10.6	8.4
Leisure and Entertainment	2.6	2.1	5.1	4.4
Interactive Technologies and Communications	1.4	0.8	2.8	1.6
Head Office	0.9	0.9	1.8	1.9

	$144.2	$121.5	$286.2	$243.0

Additions to property, plant and equipment
Telecommunications	$161.5	$160.4	$345.0	$337.6
News Media	1.6	2.5	3.5	8.4
Broadcasting	6.8	6.5	12.1	15.4
Leisure and Entertainment	0.9	1.2	1.8	1.6
Interactive Technologies and Communications	1.1	2.2	2.2	3.2
Head Office	0.7	0.3	1.2	0.7

	$172.6	$173.1	$365.8	$366.9

Additions to intangible assets
Telecommunications	$14.8	$14.8	$33.7	$31.7
News Media	3.3	3.3	6.1	5.4
Broadcasting	0.7	1.2	1.3	2.0
Leisure and Entertainment	2.1	1.4	2.8	2.6
Inter-segment	(0.5)	—	(1.0)	—

	$20.4	$20.7	$42.9	$41.7

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non-
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income	controlling interests	Total equity
Balance as of December 31, 2010	$346.6	$0.9	$943.6	$13.7	$1,346.9	$2,651.7
Net income	—	—	89.5	—	79.8	169.3
Other comprehensive loss	—	—	—	(1.5)	(0.9)	(2.4)
Issuance of shares of a subsidiary	—	—	—	—	1.0	1.0
Dividends	—	—	(6.4)	—	(23.8)	(30.2)

Balance as of June 30, 2011	346.6	0.9	1,026.7	12.2	1,403.0	2,789.4
Net income	—	—	111.5	—	102.2	213.7
Other comprehensive loss	—	—	(31.5)	(3.6)	(38.1)	(73.2)
Repurchase of Class B shares	(7.1)	—	(23.1)	—	—	(30.2)
Dividends	—	—	(6.4)	—	(22.7)	(29.1)

Balance as of December 31, 2011	339.5	0.9	1,077.2	8.6	1,444.4	2,870.6
Net income	—	—	139.9	—	112.7	252.6
Other comprehensive income	—	—	—	10.5	8.7	19.2
Issuance of Class B shares	3.6	1.5	—	—	—	5.1
Repurchase of Class B shares	(1.1)	—	(4.2)	—	—	(5.3)
Acquisition of non-controlling interests	—	(0.1)	—	—	0.1	—
Dividends	—	—	(6.3)	—	(22.7)	(29.0)

Balance as of June 30, 2012	$342.0	$2.3	$1,206.6	$19.1	$1,543.2	$3,113.2

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2012	2011	2012	2011
Cash flows related to operating activities
Net income	$136.4	$106.0	$252.6	$169.3
Adjustments for:
Amortization of property, plant and equipment	109.7	92.9	218.6	185.9
Amortization of intangible assets	34.5	28.6	67.6	57.1
(Gain) loss on valuation and translation of financial instruments	(41.9)	4.0	(123.8)	(6.5)
Gain on business disposals	(12.9)	—	(12.9)	—
Impairment of goodwill	—	—	14.5	—
Loss on debt refinancing	—	—	7.3	9.3
Amortization of financing costs and long-term debt discount	3.6	2.9	7.3	5.9
Deferred income taxes	31.7	45.5	66.0	64.9
Other	(1.2)	(0.5)	1.7	(0.2)

	259.9	279.4	498.9	485.7
Net change in non-cash balances related to operating activities	(31.8)	(137.9)	(33.5)	(173.5)

Cash flows provided by operating activities	228.1	141.5	465.4	312.2

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(0.8)	(5.0)	(0.8)	(50.1)
Business disposals, net of cash and cash equivalents	17.9	—	17.9	—
Additions to property, plant and equipment	(172.6)	(173.1)	(365.8)	(366.9)
Additions to intangible assets	(20.4)	(20.7)	(42.9)	(41.7)
Proceeds from disposals of assets	1.2	4.0	2.4	5.0
Other	(1.0)	0.7	(1.0)	2.8

Cash flows used in investing activities	(175.7)	(194.1)	(390.2)	(450.9)

Cash flows related to financing activities
Net change in bank indebtedness	4.7	0.3	2.1	(2.9)
Net change under revolving credit facilities	(24.2)	(2.6)	(22.9)	(10.9)
Issuance of long-term debt, net of financing fees	—	—	787.6	319.9
Repayment of long-term debt	(190.9)	(1.3)	(709.0)	(226.2)
Settlement of hedging contracts	(3.6)	—	(44.1)	(105.4)
Issuance of Class B shares	—	—	3.6	—
Repurchase of Class B shares	(4.9)	—	(5.3)	—
Dividends	(6.3)	(3.2)	(6.3)	(3.2)
Dividends paid to non-controlling interests	(11.4)	(12.5)	(22.7)	(23.8)
Other	—	1.0	—	1.0

Cash flows used in financing activities	(236.6)	(18.3)	(17.0)	(51.5)

Net change in cash and cash equivalents	(184.2)	(70.9)	58.2	(190.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.2)	0.1	(0.2)	0.3
Cash and cash equivalents at beginning of period	388.8	123.6	146.4	242.7

Cash and cash equivalents at end of period	$204.4	$52.8	$204.4	$52.8

Cash and cash equivalents consist of
Cash	$18.4	$—	$18.4	$—
Cash equivalents	186.0	52.8	186.0	52.8

	$204.4	$52.8	$204.4	$52.8

Interest and taxes reflected as operating activities
Cash interest payments	$129.7	$127.1	$151.1	$163.2
Cash income tax payments (net of refunds)	2.4	6.0	7.5	34.0

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30 2012	December 31 2011
Assets

Current assets
Cash and cash equivalents	$204.4	$146.4
Accounts receivable	565.3	603.7
Income taxes	13.7	29.0
Inventories	257.8	283.6
Prepaid expenses	53.6	31.3

	1,094.8	1,094.0
Non-current assets
Property, plant and equipment	3,289.9	3,211.1
Intangible assets	1,007.1	1,041.0
Goodwill	3,529.5	3,543.8
Derivative financial instruments	52.3	34.9
Deferred income taxes	17.8	20.6
Other assets	96.6	93.4

	7,993.2	7,944.8

Total assets	$9,088.0	$9,038.8

Liabilities and equity

Current liabilities
Bank indebtedness	$6.3	$4.2
Accounts payable and accrued charges	631.3	776.5
Provisions	23.0	33.7
Deferred revenue	294.5	295.7
Income taxes	4.3	2.7
Derivative financial instruments	24.1	—
Current portion of long-term debt	215.4	114.5

	1,198.9	1,227.3
Non-current liabilities
Long-term debt	3,536.4	3,688.3
Derivative financial instruments	242.9	315.4
Other liabilities	338.8	344.7
Deferred income taxes	657.8	592.5

	4,775.9	4,940.9
Equity
Capital stock	342.0	339.5
Contributed surplus	2.3	0.9
Retained earnings	1,206.6	1,077.2
Accumulated other comprehensive income	19.1	8.6

Equity attributable to shareholders	1,570.0	1,426.2
Non-controlling interests	1,543.2	1,444.4

	3,113.2	2,870.6

Total liabilities and equity	$9,088.0	$9,038.8

6

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2012

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2012

Net Income Attributable to Shareholders

	2nd Quarter		YTD
	2012	2011	2012	2011
Net income per share (basic)	$1.05	$0.86	$2.20	$1.39

Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.77	$0.93	$1.39	$1.49

Reconciliation of net income per share

	2nd Quarter		YTD
	2012	2011	2012	2011
Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.77	$0.93	$1.39	$1.49
Other adjusments[1]:
Unusual items	0.03	(0.04)	0.02	(0.15)
Gain (loss) on valuation and translation of financial instruments	0.25	(0.03)	0.79	0.05

Total	0.28	(0.07)	0.81	(0.10)

Reported net income per share (basic)	$1.05	$0.86	$2.20	$1.39

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2012

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2014 (availability: $150)		$66.8
Mortgage loan due in 2017		33.7

		$100.5

Quebecor Media Inc.
Revolving credit facility due in 2016 (availability: $300)		—
Export financing due in 2015		$37.2
Term loan “B” due in 2013		161.0
7 3/4% Senior Notes due in 2016		959.0
7 3/8% Senior Notes due in 2021		325.0

		1,482.2

Videotron Ltd.
Revolving credit facility due in 2016 (availability: $575)		—
Export Financing due in 2018		64.3
6 3/8% Senior Notes due in 2015		177.9
9 1/8% Senior Notes due in 2018		720.2
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		814.5

		2,376.9

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		0.7
Term Loan due in 2014		75.0

		75.7

Total Quebecor Media Inc.		$3,934.8

TOTAL LONG TERM DEBT		$4,035.3

Bank indebtedness		6.3
Exchangeable debentures - QI		2.1
Liability related to cross-currency interest rate swaps (FX rate differential) - QI [1]		—
Liability related to cross-currency interest rate swaps (FX rate differential) - QMI [1]		253.1

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		204.4
Videotron Ltd.	$175.3
Other 100% owned subsidiaries	29.1
TVA Group Inc.	—

		$204.4

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2012

Operating Results

	2012		2011
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Homes Passed (‘000)	2,681.1	2,666.7	2,657.3	2,647.7	2,635.8
Basic Subscribers (‘000)	1,837.9	1,854.0	1,861.5	1,844.2	1,800.7
Basic Penetration	68.6%	69.5%	70.1%	69.7%	68.3%
Digital Set-Top Boxes (‘000)	2,196.6	2,161.9	2,112.7	1,995.0	1,852.5
Digital Subscribers (‘000)	1,425.0	1,417.5	1,400.8	1,348.1	1,270.4
Digital Penetration	77.5%	76.5%	75.3%	73.1%	70.6%
Cable Internet Subscribers (‘000)	1,341.1	1,340.5	1,332.5	1,306.4	1,266.5
Cable Internet Penetration	73.0%	72.3%	71.6%	70.8%	70.3%
Cable Telephony Subscribers (‘000)	1,223.4	1,212.5	1,205.3	1,179.4	1,141.6
Cable Telephony Penetration	66.6%	65.4%	64.7%	64.0%	63.4%
Internet over wireless (‘000)	6.8	5.9	5.6	5.2	4.0
Mobile Telephony Subscribers (‘000)	347.6	312.8	290.6	258.1	210.6
Revenue Generating Units (‘000)	4,756.8	4,725.7	4,695.5	4,593.3	4,423.4

	2nd Quarter			YTD
	2012	2011	VAR	2012	2011	VAR
(in millions)
Revenues	$651.8	$601.1	8.4%	$1,297.6	$1,184.3	9.6%
Cable Television	267.9	252.5	6.1%	535.9	498.1	7.6%
Internet	191.5	171.0	12.0%	382.8	339.4	12.8%
Cable Telephony	113.1	108.2	4.5%	224.8	215.5	4.3%
Mobile Telephony	40.9	26.0	57.3%	78.4	46.7	67.9%
Business Solutions	15.7	16.1	-2.5%	32.6	31.1	4.8%
Other	22.7	27.3	-16.8%	43.1	53.5	-19.4%

EBITDA	$301.7	$274.2	10.0%	$604.7	$528.7	14.4%
EBITDA Margin (%)	46.3%	45.6%		46.6%	44.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$54.8	$45.9		$96.7	$68.9
Scalable Infrastructure	66.3	58.5		141.3	144.1
Line Extensions	4.4	26.5		26.8	55.0
Upgrade / Rebuild	29.9	32.0		59.2	58.0
Support Capital and Other	20.9	12.3		54.7	43.3

Total	$176.3	$175.2	0.6%	$378.7	$369.3	2.5%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$48.37	$46.57		$48.23	$45.89
Total ARPU	$110.75	$102.85		$109.98	$101.31
Mobile Telephony Acquisition Costs	$542	$482

NEWS MEDIA

Supplementary Disclosure

June 30, 2012

Operating Results

	2nd Quarter			YTD
	2012	2011	VAR	2012	2011	VAR
Linage (‘000)
Urban Dailies	37,477	40,727	-8.0%	72,226	78,295	-7.8%

(in millions)
Revenues	$254.8	$267.5	-4.7%	$487.9	$507.6	-3.9%
Advertising	174.8	189.2	-7.6%	331.7	353.0	-6.0%
Circulation	41.7	42.5	-1.9%	82.6	84.6	-2.4%
Digital	11.0	9.7	13.4%	20.9	22.1	-5.4%
Other	27.3	26.1	4.6%	52.7	47.9	10.0%

Urban Dailies	$133.7	$140.1	-4.6%	$257.4	$270.3	-4.8%
Community Newspapers	104.1	112.1	-7.1%	197.1	207.1	-4.8%
Other	60.6	65.0	-6.8%	119.4	118.8	0.5%
Eliminations	(43.6)	(49.7)	n.m.	(86.0)	(88.6)	n.m.

EBITDA	$36.4	$45.7	-20.4%	$53.0	$74.0	-28.4%
EBITDA Margin (%)	14.3%	17.1%		10.9%	14.6%

Change in Newsprint Expense			-2.1%			-0.8%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2012

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,071	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2012

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. And two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2012, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2012 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: August 10, 2012